DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 24, 2008

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

[redacted]

08003564

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated June 24, 2008

Enclosed is a copy of our News Release dated June 24, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

RECEIVED
2008 JUL -7 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 24, 2008 For Immediate Release

DO-27 DIAMOND PROJECT INDICATED MINERAL RESOURCE: 19.5 MILLION TONNES, 94 CPHT, 18.2 MILLION CARATS

Below is part of Peregrine Diamonds Ltd.'s news release dated June 24th, 2008, the relevant part of the news release, dealing with DHK's interest in the "DO27 Kimberlite," reads:

"Peregrine Diamonds Ltd. has provided a Canadian NI-43-101-compliant indicated mineral resource report of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine-hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per 100 tonnes. The resource estimate was prepared by AMEC Americas Ltd., an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5 to 8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth.

DO-27 is situated on the 15,000-hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the Diavik diamond mine and 11 kilometres east of the Tibbitt to Contwoyto ice road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74 per cent, Archon Minerals Ltd. 17.48 per cent and DHK Diamonds Inc. 10.78 per cent. Peregrine holds 97.92 per cent of the diamond marketing rights.

In addition to the resource calculation, AMEC completed an internal preliminary technical assessment (PTA) study of DO-27 where a number of mining engineering parameters were examined in conjunction with the resource estimate, currency exchange rates, fuel and other consumable prices, diamond valuations and capital cost trends in the mining industry, to determine the current economic potential of DO-27. Both a "scrub-only" and "stand-alone" operation were investigated. For a scrub-only operation, a kimberlite concentrate with a grade up to 10 times that of run of mine material would be produced at DO-27 by conventional open-pit mining, crushing and scrubbing techniques. The resulting concentrate would be transported elsewhere for final diamond recovery. For a stand-alone operation, rough diamonds would be recovered at the site by way of a conventional open-pit mining and diamond processing facility. The economics of a potential scrub-only project were determined by the PTA to be currently more favourable than a stand-alone operation.

AMEC investigated whether the DO-27 indicated mineral resource had the potential to pay back capital on an undiscounted cash-flow basis. A preliminary financial analysis for a scrub-only mining operation was performed which achieved this objective, supporting the resource classification.

Although Peregrine management has concluded that the development of the DO-27 project is currently not economically justifiable, both the company and AMEC believe that there is a reasonable chance that DO-27 could support a mining operation in the future. Factors that could enhance the economics of a mining operation at DO-27 include:

- Higher rough diamond prices;
- Possible underestimation of the average DO-27 diamond value because the current estimate is based on a parcel of only 2,075 carats;
- More favourable Canadian-United States currency exchange rates;

- A diamond processing arrangement with one of the nearby diamond mines;
- Increased revenue potential from downstream cutting and polishing of DO-27 diamonds;
- Mining and processing technology advances;
- Regional infrastructure developments;
- An ultimate run of mine grade greater than the current grade estimated by reverse circulation (RC) drill samples.

Eric Friedland, chief executive officer of Peregrine, stated: "This independent resource calculation and associated PTA is the result of over three years of hard work by many people, much of it under harsh conditions with difficult technical challenges. We were successful in proving that the diamond grade of DO-27 is almost three times higher than previously estimated and the work was to a standard and quality that allows for the formal classification of a resource. Data from the resource and engineering studies in combination with future diamond valuations will give Peregrine the ability to efficiently assess the economic potential of DO-27 on an ongoing basis. At a time of projected future shortfalls in diamond supply and expected increases in rough diamond prices, the diamond resource at DO-27, which is contained within one large kimberlite, close to existing diamond mining infrastructure, is well positioned as a candidate for future development."

DO-27 Resource Statement

The reported mineral resource for the DO-27 kimberlite extends to a depth of approximately 325 metres below surface. Canadian Institute of Mining and Metallurgy (CIM) standards and securities commission disclosure requirements require that a resource can only be declared on a mineral deposit that has "reasonable prospects of economic extraction." AMEC determined that DO-27 met these criteria by generating a Lerches-Grossman (LG) economic pit shell for a scrub-only operation, using the Whittle software package. Attached are the assumptions used by AMEC in its analysis:

Diamond Prices

On Dec. 17, 2007, Peregrine reported that the modelled diamond value for a 2,075-carat parcel ranged from \$43 (U.S.) to \$70 (U.S.) per carat, with a base case of \$51 (U.S.) per carat. The valuation is summarized in the DO-27 diamond valuation results table. The valuation was completed in Antwerp Belgium in late 2007 under the supervision of WWW International Diamond Consultants Ltd., an internationally recognized diamond valuation and consultancy company. The high diamond price of \$70 (U.S.) per carat was used for pit shell generation. There is a high degree of uncertainty in the modelled value of the larger stones that would be expected in a production scenario in a parcel of only 2,075 carats. The values of large stones typically have the most significant impact on overall average diamond value. WWW has stated that it is highly unlikely that the ultimate average price of DO-27 goods will be lower than the low values and that the high values should not be considered maximum values.

DO-27 DIAMOND VALUATION RESULTS

Weight of Valuation Sample (Carats)(1)	Largest Diamonds (Carats)	"Base Case" Diamond Price Model (U.S.\$/Carat)(2)	"High" Diamond Price Model (U.S.\$/Carat)(2)	"Low" Diamond Price Model (U.S.\$/Carat)(2)
2,075 (1)	9.45, 7.03, 7.11, 6.03, 5.17, 4.84, 4.35, 4.19	\$51	\$70	\$43

(1) Sample weight represents the total carat weight of diamonds larger than the 1 DTC sieve size (approximately 0.85 mm) presented for valuation following the combination of individual subsamples from the 2005, 2006 and 2007 bulk sampling programs and after acid cleaning.

(2) As determined by WWW International Diamond Consultants Ltd from its Oct. 31, 2007, price book.

Grade

The average estimated diamond grade within the LG pit shell is 94 carats per 100 tonnes. At DO-27, there is a lack of sample data from actual mined material or drill core with which to compare the RC results. AMEC stated that in its experience, RC drilling commonly underestimates the diamond content of kimberlites being sampled and grade increase factors as high as 150 to 200 per cent have been encountered. For the purposes of this resource estimate however, no adjustment has been made to the estimated grade.

Confidence Category

AMEC has treated the DO-27 resource as a bulk mining scenario with a consistent grade of 94 carats per 100 tonnes and no internal waste. Local variations in block grades may not be fully reflected in the resource block estimates. The indicated mineral resource can only be converted to a mineral reserve using no cut-offs or selectivity assumptions.

Details:

- Metallurgical recovery -- 100 per cent;
- Mining costs -- $2.05 (U.S.) per tonne of ore or waste incremented by two U.S. cents per per tonne per 10-metre depth;
- Operating costs -- $19.96 (U.S.) per tonne, for a scrub-only operation including an estimate for trucking to and processing by a third party diamond recovery facility in the area and general and administrative costs;
- Stripping ratio -- life of mine 6.3:1;
- Capital costs: $400-million (U.S.) to $500-million (U.S.) for a scrub-only operation;
- Pit slopes -- granite pit slope inter-ramp angles ranging from 45 degrees to 53 degrees.

Mineral Services Canada Inc. provided AMEC with a three-dimensional model of DO-27. An external pipe shell was defined and the internal geology of the pipe was established -- the dominant pipe infill, which comprises approximately 86 per cent of the pipe volume, is primary pyroclastic kimberlite (KIMB 1). AMEC then produced a block model with blocks 10 metres by 10 metres by five metres. The tonnage for each block was calculated by multiplying the volume of each block by a density determined from a three-dimensional density model developed by AMEC. The density model was based on 507 specific gravity measurements on drill core from throughout the body performed by Teck Cominco's Global Discovery Labs in Vancouver. There is a trend of increasing density with depth and toward the margins of DO-27 as the near-surface material and the kimberlite in the central part of the pipe is highly weathered, making this material very amenable to mechanical reduction to a high-diamond grade kimberlite concentrate. The reported tonnage for the indicated resource and the potential mineral deposit is restricted to those blocks that fall within the KIMB-1 wire frame.

The three-dimensional model of the DO-27 kimberlite and the tonnage and resource estimates are based on data from 66 core holes totalling 17,300 metres and 46 large diameter (35-centimetre to 61-centimetre) RC holes totalling 8,800 metres. A cumulative 3,200 dry tonnes of bulk sample material collected from the RC holes was processed for final diamond recovery at the bulk-sample test facility at BHP Billiton's Ekati diamond mine. A geological model of DO-27 can be viewed at the company's website.

An NI 43-101-compliant technical report on the DO-27 project that contains the details of the resource estimate is in preparation by AMEC and will be posted on SEDAR and Peregrine's website within 45 days.

DO-27 Potential Mineral Deposit

AMEC considers an additional 6.5 million to 8.5 million tonnes of kimberlite for DO-27 to be a potential mineral deposit based on an analysis of the drill hole data and the three dimensional model. This potential mineral deposit consists of the continuation of the diamondiferous kimberlite at depth below the limits of the indicated resource, from approximately 325 metres to 425 metres below surface, and it is currently delineated by eight core holes and two RC holes. DO-27 remains open at depth and additional tonnage could be defined with subsequent drilling. A grade of 90 to 100 carats per 100 tonnes was assigned to the 6.5 to 8.5 million tonnes by extending the approximate grade of the indicated resource. The potential quantity and grade of this potential mineral deposit are conceptual in nature and there has been insufficient exploration to define the potential mineral deposit as a mineral resource. It is uncertain whether further exploration will result in this potential mineral deposit being delineated as a mineral resource.

Preliminary Technical Assessment Study

In early 2007, AMEC was awarded the contract to assist with Peregrine's internal PTA of the DO-27 project. The PTA included a conceptual model of a potential diamond mine based on the preliminary geological model available in 2007. The study examined several operating scenarios and development concepts, focusing on kimberlite processing, waste rock and processed kimberlite disposal, water management, and overall project footprint. AMEC provided some order-of-magnitude capital and operating cost estimates that might be realized for different project development scenarios. These studies were conceptual in nature and not prepared to a standard of detail that would allow disclosure under Canadian NI 43-101 guidelines. Attached is a summary of the engineering work that has been completed to date.

In 2006, Peregrine retained EBA Engineering Consultants Ltd. to undertake a geotechnical assessment of potential DO-27 pit slopes to assist with the design of the conceptual open pit mine scenarios. Using the geotechnical data provided by EBA, a preliminary Whittle open pit optimization study was undertaken by AMEC in 2007 as part of the PTA in order to establish the potential size of a conceptual one-million-tonne-per-year and two-million-tonne-per-year mining operation and associated waste dump and site layout. An optimal pit shell was selected, conceptual mine production schedules were developed and an equipment fleet was selected to match the proposed mine output.

Processing testwork was completed at SGS Lakefield for both the stand-alone and a scrub-only operation. The stand-alone plant would be a typical open-pit kimberlite mining and diamond processing operation where rough diamonds are recovered at the site. For a scrub-only operation, a kimberlite concentrate, with grades as high as 940 carats per 100 tonnes, would be produced and trucked elsewhere for diamond recovery. The Diavik and Ekati diamond mines are located 27 kilometres northwest and 57 kilometres north of DO-27, respectively. Scrubbing tests were completed and 890 kilograms and 270 kilograms of core were subjected to low-pressure and high-pressure scrub tests, respectively. As the DO-27 kimberlite is relatively soft and highly weathered, especially in the upper portions of the pipe, a large amount of the kimberlite was washed away as minus one-millimetre fines after only three to four minutes of scrubbing at normal water pressures. Kimberlite collected from 61 metres to 121 metres in depth had a scrubbing concentration factor of 10:1 from run-of-mine material. More competent material collected from depths of 121 metres to 181 metres and 181 metres to 275 metres in depth had concentration factors of approximately 3.3:1 and 2.3:1, respectively. Therefore, under these conditions, kimberlite with a grade of 94 carats per 100 tonnes in the upper 121 metres of the pit could be upgraded to a concentrate with a grade of 940 carats per 100 tones. Tests showed that the addition of a tertiary crushing circuit and high-pressure washing would achieve even higher concentration ratios. Preconcentrating the kimberlite has the benefit of reducing the amount of material that would need to be transported to, and processed by, a third party diamond-recovery facility. In addition, the capital and operating costs for a scrub-only processing plant would be significantly less than for a full diamond recovery circuit. A summary of the scrubbing test was reported by Peregrine in Stockwatch news dated July 24, 2007.

AMEC examined the infrastructure requirements for a conceptual project at DO-27 based on analogous diamond mine configurations consistent for a remote site in the Arctic. Using the conceptual mine plan, processing plant and infrastructure layouts, AMEC calculated order-of-magnitude ranges of capital and operating costs.

Future Work

Peregrine will, on a continuing basis, continue to evaluate the economics of DO-27 in the context of changes to rough diamond prices, mining and processing technology developments, the state of nearby diamond mines, U.S.-Canadian currency exchange rates, and factors affecting capital and operating costs. The existing 2,075-carat diamond parcel is available for valuation in the future should diamond prices increase. The wealth of engineering and geological data that were generated from the bulk sampling programs, the PTA and the resource estimation, provides an excellent foundation from which a future decision to advance the project to the feasibility stage can be made.

Diamond prices continue to rise and industry experts predict that without significant new discoveries in the coming years, the global demand for diamonds could outstrip supply as early as next year with associated accelerated increases in rough diamond prices.

DO-27 is situated within three mining leases totalling 1,500 hectares on the WO property that are in good standing until 2023. The leases are renewable for multiple additional 21-year terms after 2023. Peregrine is committed to keeping local first nations groups informed on project developments and the company has an excellent record of employing individuals from the local communities.

In addition to the WO property, which also hosts the four-hectare, diamondiferous DO-18 kimberlite, 700 metres north of DO-27, Peregrine holds an additional 165,000 hectares of highly prospective mineral claims in the region. Concurrent with continuing evaluation of DO-27, Peregrine will continue to systematically explore its mineral claims in the area in an effort to make a diamondiferous kimberlite discovery that could complement a potential mining operation at DO-27."

DHK Diamonds Inc. has a 10.77% contributing interest in this project and Dentonia Resources Ltd., in turn, has a 43.37% equity interest in DHK. These interests are subject to a current cash call of $212,112, election to participate in this cash call has to be made by July 29, 2008, and if positive, the payment is due on September 27, 2008.

It should be noted that the grade of the above results increased by a factor of about 3 and the price per carat by about a factor of 2 to 3 from the 1994 bulk sample, the North East Lobe, different facies.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END